Interim Consolidated Financial Statements of Alithya Group inc. For the three months ended June 30, 2023 and 2022 (unaudited)

Exhibit 99.1

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

		For the three months ended June 30,
(in thousands of Canadian dollars, except per share data) (unaudited)		2023	2022
	Notes	$	$
Revenues	11	131,595	126,764
Cost of revenues	7	93,502	92,700
Gross margin		38,093	34,064

Operating expenses
Selling, general and administrative expenses	7	32,499	28,927
Business acquisition, integration and reorganization costs	8	1,105	1,882
Depreciation	7	1,668	1,579
Amortization of intangibles		6,824	4,699
Foreign exchange gain		(128)	(164)
		41,968	36,923
Operating loss		(3,875)	(2,859)
Net financial expenses	9	3,220	1,793
Loss before income taxes		(7,095)	(4,652)
Income tax expense (recovery)
Current		201	(116)
Deferred		(51)	(372)
		150	(488)
Net loss		(7,245)	(4,164)

Other comprehensive (loss) income
Items that may be classified subsequently to profit or loss
Cumulative translation adjustment on consolidation of foreign subsidiaries		(1,412)	1,615
		(1,412)	1,615
Comprehensive loss		(8,657)	(2,549)

Basic and diluted loss per share	6	(0.08)	(0.04)

The accompanying notes are an integral part of these interim consolidated financial statements.

Alithya Group inc. – Interim Consolidated Financial Statements for the three months ended June 30, 2023 and 2022	| 2

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at		June 30,	March 31,
(in thousands of Canadian dollars) (unaudited)		2023	2023
	Notes	$	$
Assets
Current assets
Cash		27,139	22,583
Accounts receivable and other receivables		84,893	92,453
Unbilled revenues		19,076	23,420
Tax credits receivable		9,942	9,944
Prepaids		8,491	7,680
		149,541	156,080
Non-current assets
Tax credits receivable		14,442	12,108
Other assets		1,047	1,111
Property and equipment		7,111	8,724
Right-of-use assets		8,171	9,353
Intangibles		96,427	104,335
Deferred tax assets		6,244	5,997
Goodwill		164,509	166,393
		447,492	464,101

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities		84,675	91,263
Deferred revenues		20,668	22,275
Current portion of lease liabilities		4,976	3,873
Current portion of long-term debt	3	90,977	12,808
		201,296	130,219
Non-current liabilities
Contingent consideration	12	6,886	7,037
Long-term debt	3	36,094	114,382
Lease liabilities		12,668	14,643
Deferred tax liabilities		8,816	8,632
		265,760	274,913
Shareholders' equity
Share capital	4	311,770	311,967
Deficit		(148,645)	(141,481)
Accumulated other comprehensive income		3,198	4,610
Contributed surplus		15,409	14,092
		181,732	189,188
		447,492	464,101

The accompanying notes are an integral part of these interim consolidated financial statements.

Alithya Group inc. – Interim Consolidated Financial Statements for the three months ended June 30, 2023 and 2022	| 3

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the three months ended June 30, (in thousands of Canadian dollars, except share data) (unaudited)
	Notes	Shares outstanding	Share capital	Deficit	Accumulated other comprehensive income (loss)	Contributed surplus(a)	Total
		Number	$	$	$	$	$
Balance as at March 31, 2023		95,195,816	311,967	(141,481)	4,610	14,092	189,188
Net loss		—	—	(7,245)	—	—	(7,245)
Other comprehensive loss		—	—	—	(1,412)	—	(1,412)
Total comprehensive (loss) income		—	—	(7,245)	(1,412)	—	(8,657)
Share-based compensation	5	—	—	—	—	836	836
Share-based compensation granted on business acquisition	5	—	—	—	—	885	885
Cash settlement of RSUs issued as share-based compensation	5	—	—	—	—	(371)	(371)
Issuance of Subordinate Voting Shares from settlement of RSUs	4,5	14,707	33	—	—	(33)	—
Shares purchased for cancellation	4	(65,939)	(230)	81	—	—	(149)
Total contributions by, and distributions to, shareholders		(51,232)	(197)	81	—	1,317	1,201
Balance as at June 30, 2023		95,144,584	311,770	(148,645)	3,198	15,409	181,732

Balance as at March 31, 2022		92,725,616	305,222	(111,654)	(947)	7,130	199,751
Net loss		—	—	(4,164)	—	—	(4,164)
Other comprehensive income		—	—	—	1,615	—	1,615
Total comprehensive income (loss)		—	—	(4,164)	1,615	—	(2,549)
Share-based compensation		—	—	—	—	593	593
Share-based compensation granted on business acquisitions		—	—	—	—	137	137
Shares purchased for cancellation		(178,230)	(627)	97	—	—	(530)
Total contributions by, and distributions to, shareholders		(178,230)	(627)	97	—	730	200
Balance as at June 30, 2022		92,547,386	304,595	(115,721)	668	7,860	197,402

(a) The Company reclassified comparative figures as at March 31, 2023 in order to correct an immaterial balance sheet presentation misstatement resulting in an increase in contributed surplus and a decrease in contingent consideration in the amount of $2,120,000.
The accompanying notes are an integral part of these interim consolidated financial statements.

Alithya Group inc. – Interim Consolidated Financial Statements for the three months ended June 30, 2023 and 2022	| 4

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the three months ended June 30,
(in thousands of Canadian dollars) (unaudited)		2023	2022
	Notes	$	$
			(note 10)
Operating activities
Net loss		(7,245)	(4,164)
Adjustments for:
Depreciation and amortization		8,492	6,278
Net financial expenses	9	3,220	1,793
Share-based compensation	5	1,721	730
Unrealized foreign exchange gain		(344)	(277)
Realized foreign exchange loss on repayment of long-term debt		—	58
Impairment of property and equipment and right-of-use assets and loss on lease termination	7	1,383	—
Settlement of RSUs	5	(371)	—
Other		18	—
Deferred taxes		(51)	(372)
		6,823	4,046
Changes in non-cash working capital items	10	774	(13,843)
Net cash from (used in) operating activities		7,597	(9,797)

Investing activities
Additions to property and equipment		(195)	(753)
Additions to intangibles		(41)	(352)
Restricted cash		—	3,254
Business acquisitions, net of cash acquired		—	(814)
Net cash (used in) from investing activities		(236)	1,335

Financing activities
Increase in long-term debt, net of related transaction costs		30,763	40,543
Repayment of long-term debt		(29,165)	(6,678)
Repayment of lease liabilities		(971)	(888)
Shares purchased for cancellation	4	(149)	(530)
Financial expense paid	9	(2,995)	(1,562)
Net cash (used in) from financing activities		(2,517)	30,885

Effect of exchange rate changes on cash		(288)	260
Net change in cash		4,556	22,683
Cash, beginning of period		22,583	17,655
Cash, end of period		27,139	40,338
Cash paid (included in cash flow from (used in) operating activities)
Income taxes paid		235	—

The accompanying notes are an integral part of these interim consolidated financial statements

Alithya Group inc. – Interim Consolidated Financial Statements for the three months ended June 30, 2023 and 2022	| 5

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
1. GOVERNING STATUTES AND NATURE OF OPERATIONS
Alithya Group inc. (together with its subsidiaries, “Alithya” or the “Company”) is a leader in strategy and digital transformation. Alithya's integrated offer is based on five main pillars: business strategy, business applications implementation, application services, data and analytics, and digital skilling and change enablement. The Company deploys solutions, services, and expert consultants to design, build and implement innovative and efficient solutions for the complex business challenges of its clients, tailored to their business needs in the financial services, insurance, healthcare, government, renewable energy, manufacturing, telecommunications, transportation and logistics, and professional services sectors.
The Company’s Class A subordinate voting shares (the “Subordinate Voting Shares”) trade on the Toronto Stock Exchange (“TSX”) and on the NASDAQ Capital Market (“NASDAQ”) under the symbol “ALYA”.
The Company’s head office is located at 1100, Robert-Bourassa Boulevard, Suite 400, Montréal, Québec, Canada, H3B 3A5.
2. BASIS OF PREPARATION
Statement of Compliance
These interim condensed consolidated financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting. They do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards ("IFRS"), and should be read in conjunction with the annual audited consolidated financial statements for the year ended March 31, 2023. The Company applied the accounting policies adopted in its most recent annual audited consolidated financial statements for the year ended March 31, 2023, except for changes as detailed below.
These interim consolidated financial statements were approved and authorized for issue by the Board of Directors (the “Board”) on August 9, 2023.
Basis of Measurement
These interim consolidated financial statements have been prepared under the historical cost basis except for
•Identifiable assets acquired and liabilities and contingent liabilities resulting from a business combination which are generally measured initially at their fair values at the acquisition date;
•Lease obligations, which are initially measured at the present value of the lease payments that are not paid at the lease commencement date;
•Equity classified share-based payment arrangements which are measured at fair value at grant date pursuant to IFRS 2, Share-Based Payment; and
•Derivatives, which are initially recognized at fair value on the date the derivative contract is entered into and are subsequently re‑measured at their fair value at the end of each reporting period.

Alithya Group inc. – Interim Consolidated Financial Statements for the three months ended June 30, 2023 and 2022	| 6

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
2. BASIS OF PREPARATION (CONT’D)
ACCOUNTING STANDARD AMENDMENTS EFFECTIVE FOR THE YEAR ENDING MARCH 31, 2024
The following amendments to existing standards were adopted by the Company on April 1, 2023:
Amendments to IAS 8, Definition of Accounting Estimates
In February 2021, the IASB amended IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors to introduce a new definition of “accounting estimates” to replace the definition of “change in accounting estimates” and also include clarifications intended to help entities distinguish changes in accounting policies from changes in accounting estimates. This distinction is important because changes in accounting policies must be applied retrospectively while changes in accounting estimates are accounted for prospectively. The amendments are effective for annual periods beginning on or after January 1, 2023. Earlier application was permitted. The amendment of IAS 8 had no impact on the Company’s interim consolidated financial statements.
Amendments to IAS 12 - Income Taxes
On May 7, 2021, the IASB issued amendments to IAS 12 - Income Taxes to narrow the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal and offsetting temporary differences. As a result, companies will be required to recognize a deferred tax asset and a deferred tax liability for temporary differences arising on initial recognition of a lease and a decommissioning provision. The amendments apply for annual reporting periods beginning on or after January 1, 2023. Earlier application was permitted. The amendment of IAS 12 did not have a material impact on the Company’s consolidated financial statements. Furthermore, the amendment of IAS 12 has no impact on the consolidated statements of financial position and the changes in our income taxes note disclosure will be reflected in the annual consolidated financial statements for the year ended March 31, 2024.
Amendments to IAS 1 and IFRS Practice Statement 2, Disclosure of Accounting Policy Information
In February 2021, the IASB issued amendments to IAS 1 - Presentation of Financial Statements and IFRS Practice Statement 2 - Making Materiality Judgements. The amendments help entities provide accounting policy disclosures that are more useful to primary users of financial statements by:
•Replacing the requirement to disclose “significant” accounting policies under IAS 1 with a requirement to disclose “material” accounting policies. Under this, an accounting policy would be material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that primary users of general purpose financial statements make on the basis of those financial statements.
•Providing guidance in IFRS Practice Statement 2 to explain and demonstrate the application of the four-step materiality process to accounting policy disclosures.
The amendments shall be applied prospectively. The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2023. Earlier application was permitted. Once an entity applies the amendments to IAS 1, it is also permitted to apply the amendments to IFRS Practice Statement 2. The Company will update its accounting policy information disclosures in its annual consolidated financial statements for the year ended March 31, 2024.

Alithya Group inc. – Interim Consolidated Financial Statements for the three months ended June 30, 2023 and 2022	| 7

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
2. BASIS OF PREPARATION (CONT’D)
FUTURE ACCOUNTING STANDARDS
At the date of authorization of these interim consolidated financial statements, certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective and have not been adopted early by the Company. Management anticipates that all the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s consolidated financial statements, are detailed as follows:
NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE
IAS 1 - Presentation of Financial Statements
On January 23, 2020, the IASB issued amendments to IAS 1 - Presentation of Financial Statements, to clarify the classification of liabilities as current or non-current. For the purposes of non-current classification, the amendments removed the requirement for a right to defer settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must have substance and exist at the end of the reporting period. After reconsidering certain aspects of the 2020 amendments, the IASB reconfirmed that only covenants with which a company must comply on or before the reporting date affect the classification of a liability as current or non-current. Additional disclosure will be required to help users understand the risk that those liabilities could become repayable within twelve months after the reporting date. The amendments also clarify how a company classifies a liability that includes a counterparty conversion option. The amendments state that: settlement of a liability includes transferring a company’s own equity instruments to the counterparty; and when classifying liabilities as current or non-current, a company can ignore only those conversion options that are recognized as equity. The amendments to IAS 1 apply retrospectively and are effective for annual periods beginning on or after January 1, 2024, with earlier application permitted. Management is currently evaluating the impact of the amendment on its consolidated financial statements.
3. LONG-TERM DEBT
The following table summarizes the Company’s long-term debt:

As at	June 30,	March 31,
	2023	2023
	$	$
Senior secured revolving credit facility (the "Credit Facility") (a)	78,362	82,512
Secured loans (b)	17,256	13,192
Subordinated unsecured loans (c)	20,000	20,000
Balance of purchase price payable with a nominal value of $12,370,000 (US$9,345,000), non-interest bearing (4.4% effective interest rate), payable in annual installments of $4,123,000 (US$3,115,000), maturing on July 1, 2025	11,861	11,993
Unamortized transaction costs (net of accumulated amortization of $1,282,000 and $1,184,000)	(408)	(507)
	127,071	127,190
Current portion of long-term debt	90,977	12,808
	36,094	114,382

Alithya Group inc. – Interim Consolidated Financial Statements for the three months ended June 30, 2023 and 2022	| 8

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
3. LONG-TERM DEBT (CONT’D)
(a) The Credit Facility is available to a maximum amount of $125,000,000 which can be increased under an accordion provision to $140,000,000, under certain conditions, and can be drawn in Canadian and the equivalent amount in U.S. dollars.
The advances bear interest at the Canadian or U.S. prime rate, plus an applicable margin ranging from 0.25% to 1.00%, or bankers’ acceptances or SOFR rates, plus an applicable margin ranging from 1.50% to 2.25%, as applicable for Canadian and U.S. advances, respectively. The applicable margin is determined based on threshold limits for certain financial ratios.
The Credit Facility matures on April 1, 2024 and is renewable for additional one-year periods at the lender’s discretion. As the maturity date of the Credit Facility is within twelve months after the reporting date, it has been classified under the current portion of long-term debt as a current liability in the statement of financial position (note 12).
As at June 30, 2023, the amount outstanding under the Credit Facility includes $78,362,000 (March 31, 2023 - $82,512,000) payable in U.S. dollars (US$59,200,000; March 31, 2023 - US$61,000,000).
The Company has an additional operating credit facility available to a maximum amount of $2,647,000 (US$2,000,000), bearing interest at U.S. prime rate plus 1.00%. This operating credit facility can be terminated by the lender at any time. There was no amount outstanding under this additional operating credit facility as at June 30, 2023.
(b) The secured loans issued by Investissement Québec to finance the Company’s refundable tax credits have the following terms and conditions:

As at			June 30,	March 31,
			2023	2023
			$	$
Year of related Refundable Tax Credit	Repayable on the earlier of the date of receipt of the refundable tax credits receivable and	Bearing interest at
2022	March 31, 2024	Prime rate + 1.00%	8,719	8,719
2023	March 31, 2025	Prime rate + 1.25%	8,537	4,473
			17,256	13,192

The maximum amount that can be financed for the 2022 and 2023 refundable tax credits is the lesser of 90% of the eligible refundable tax credits and $8,776,000 for 2022 and $10,670,000 for 2023.
(c) The subordinated unsecured loans with Investissement Québec, in the amount of $20,000,000, mature on October 1, 2025. The first $10,000,000 bears fixed interest rates ranging between 6.00% and 7.25% and the additional $10,000,000 bears interest ranging between 7.10% and 8.35%, determined and payable quarterly, based on threshold limits for certain financial ratios. Under the terms of the loans, the Company is required to maintain compliance with certain financial covenants which are measured on a quarterly basis.
(a)(c) The Company was in compliance with all of its financial covenants as at June 30, 2023 and March 31, 2023.

Alithya Group inc. – Interim Consolidated Financial Statements for the three months ended June 30, 2023 and 2022	| 9

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
4. SHARE CAPITAL
The following table presents information concerning issued share capital activity for the period:

	Subordinate Voting Shares		Multiple Voting Shares
	Number of shares	$	Number of shares	$
Beginning balance as at April 1, 2023	87,871,568	307,110	7,324,248	4,857
Shares purchased for cancellation	(65,939)	(230)	—	—
Settlement of RSUs	14,707	33	—	—
Ending balance at at June 30, 2023	87,820,336	306,913	7,324,248	4,857

During the three months ended June 30, 2023, the following transactions occurred:
•The purchase for cancellation of 65,939 Subordinate Voting Shares under the Company's normal course issuer bid for a total cash consideration of $149,000 and a carrying value of $230,000. The excess of the carrying value over the purchase price in the amount of $81,000 was recorded to retained earnings.
•14,707 RSUs were settled and 14,707 Subordinate Voting Shares were issued with a carrying value of $33,000, which was reclassified from contributed surplus.
5. SHARE-BASED PAYMENTS
Stock options
The following tables present information concerning outstanding stock options issued by currency:

	Number of stock options	Weighted average exercise price (CAD)
		$
Beginning balance as at April 1, 2023	3,400,696	3.23
Forfeited	(38,000)	3.42
Ending balance as at June 30, 2023	3,362,696	3.22
Exercisable at period end	1,954,814	3.34

	Number of stock options	Weighted average exercise price (USD)
		$
Beginning balance as at April 1, 2023	1,084,175	2.55
Forfeited	(35,100)	2.41
Ending balance as at June 30, 2023	1,049,075	2.55
Exercisable at period end	457,375	2.68

Included in the 1,954,814 stock options exercisable issued in Canadian dollars, 505,264 stock options are available to purchase Multiple Voting Shares as at June 30, 2023.

Alithya Group inc. – Interim Consolidated Financial Statements for the three months ended June 30, 2023 and 2022	| 10

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
5. SHARE-BASED PAYMENTS (CONT’D)
Deferred Share Units (“DSUs”)
The following table presents information concerning the outstanding number of DSUs for the period:

Number of DSUs

Beginning balance as at April 1, 2023	666,974
Granted to non-employee directors	67,940
Granted to employees	304,688
Ending balance as at June 30, 2023	1,039,602

During the three months ended June 30, 2023, 67,940 fully vested DSUs, in aggregate, were granted under the Long-Term Incentive Plan (“LTIP”) to non-employee directors of the Company at a fair value of $2.17, per DSU, for an aggregate fair value of $147,000.
During the three months ended June 30, 2023, 304,688 DSUs, in aggregate, were granted under the Share Unit Plan (“SUP”) at a grant date fair value of $2.30, per DSU, for an aggregate fair value of $701,000. Share-based compensation expense was recorded as at March 31, 2023 as the related services were performed and the performance conditions were met at that date.
As at June 30, 2023, included in the 1,039,602 DSUs are 734,914 DSUs issued under LTIP and 304,688 DSUs issued under the SUP.
Restricted Share Units (“RSUs”)
The following table presents information concerning the outstanding number of RSUs for the period:

Number of RSUs

Beginning balance as at April 1, 2023	181,498
Granted	311,246
Settled	(181,498)
Ending balance as at June 30, 2023	311,246

During the three months ended June 30, 2023, 311,246 RSUs, in aggregate, vesting over three years from the date of grant, were granted under the SUP at a grant date fair value of $2.30, per RSU, for an aggregate fair value of $716,000.
During the three months ended June 30, 2023, 181,498 RSUs issued under the LTIP were settled. 14,707 RSUs were settled through the issuance of 14,707 Subordinate Voting Shares, with a carrying value of $33,000. The balance was settled for a total cash consideration of $371,000.

Alithya Group inc. – Interim Consolidated Financial Statements for the three months ended June 30, 2023 and 2022	| 11

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
5. SHARE-BASED PAYMENTS (CONT’D)
Performance Share Units (“PSUs”)
The following table presents information concerning the outstanding number of PSUs for the period:

Number of PSUs

Beginning balance as at April 1, 2023	855,383
Granted	1,349,752
Forfeited	(14,600)
Ending balance as at June 30, 2023	2,190,535

During the three months ended June 30, 2023, 1,349,752 PSUs, in aggregate, vesting three years from the date of grant, were granted at a grant date fair value of $2.30, per PSU, for an aggregate fair value of $3,104,000.
Share-Based Compensation expense
Total share-based compensation expense for the period ended June 30, 2023 and 2022 is summarized as follows:

	For the three months ended June 30,
	2023	2022
	$	$
Stock options	185	226
Share purchase plan – employer contribution	357	331
Share-based compensation granted on business acquisitions	885	137
DSUs	184	135
RSUs	15	—
PSUs	452	232
	2,078	1,061

6. EARNINGS PER SHARE

	For the three months ended June 30,
	2023	2022
	$	$
Net loss	(7,245)	(4,164)

Weighted average number of Shares outstanding (a)	95,190,628	92,650,549
Basic and diluted loss per share	(0.08)	(0.04)

(a) "Shares" include the Subordinate Voting Shares and Multiple Voting Shares
The potentially dilutive outstanding equity instruments, which are DSUs, RSUs and vested options in the money mentioned in Note 5, were not included in the calculation of diluted earnings per share since the Company incurred losses and the inclusion of these equity instruments would have an antidilutive effect.

Alithya Group inc. – Interim Consolidated Financial Statements for the three months ended June 30, 2023 and 2022	| 12

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
7. ADDITIONAL INFORMATION ON CONSOLIDATED LOSS
The following table provides additional information on the consolidated loss:

	For the three months ended June 30,
	2023	2022
	$	$
Expenses by Nature
Employee compensation and subcontractor costs	117,842	115,817
Tax credits (a)	(2,391)	(2,744)
Licenses and telecommunications	2,543	2,293
Professional fees	1,757	1,819
Other expenses	4,867	4,442
Impairment of property and equipment and right-of-use assets and loss on lease termination	1,383	—
Depreciation of property and equipment	998	668
Depreciation of right-of-use assets	670	911
	127,669	123,206

Expenses by Function
Cost of revenues	93,502	92,700
Selling, general and administrative expenses	32,499	28,927
Depreciation	1,668	1,579
	127,669	123,206

(a) Tax credits are included in cost of revenues.
8. BUSINESS ACQUISITION, INTEGRATION AND REORGANIZATION COSTS

	For the three months ended June 30,
	2023	2022
	$	$
Acquisition costs (a)	—	1,079
Integration costs (b)	739	615
Reorganization costs related to modifications to cost structure (c)	166	188
Employee compensation on business acquisition (d)	200	—
	1,105	1,882

(a) The acquisition costs consisted mainly of professional fees incurred in relation to business acquisitions.
(b) For the three months ended June 30, 2023, integration costs were mainly related to termination of leases of vacated premises previously acquired as part of business combinations (June 30, 2022 - mainly for transition costs related to system integration).
(c) Reorganization costs related to modifications to cost structure consisted of employee termination and benefits costs.
(d) Employee compensation on business acquisition included deferred cash consideration from the acquisition of U.S.-based Datum Consulting Group, LLC and is international affiliates.

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NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
9. NET FINANCIAL EXPENSES
The following table summarizes net financial expenses:

	For the three months ended June 30,
	2023	2022
	$	$
Interest on long-term debt	3,021	1,235
Interest on lease liabilities	189	217
Amortization of finance costs	98	83
Interest accretion on balances of purchase price payable	127	148
Financing fees	52	129
Interest income	(267)	(19)
	3,220	1,793

10. SUPPLEMENTARY CASH FLOW INFORMATION
Changes in non-cash working capital items are as follows:

	For the three months ended June 30,
	2023	2022
	$	$
Accounts receivable and other receivables	6,718	7,462
Unbilled revenues	4,246	(12,090)
Tax credits receivable	(2,354)	(2,747)
Prepaids	(932)	(393)
Other assets	61	36
Accounts payable and accrued liabilities	(5,668)	(4,863)
Deferred revenues	(1,297)	(1,248)
	774	(13,843)

During the three months ended June 30, 2023, non-cash investing and financing activities included additions to right-of-use assets and lease liabilities in the amount of $454,000 (June 30, 2022 - $293,000).
The Company changed comparative figures in the consolidated statements of cash flows to conform to the current period’s presentation by presenting interest paid in the amount of $1,562,000 as financing cash flows instead of operating cash flows. This change was disclosed in the change in accounting policy note in the annual audited consolidated financial statements for the year ended March 31, 2023.

Alithya Group inc. – Interim Consolidated Financial Statements for the three months ended June 30, 2023 and 2022	| 14

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
11. SEGMENT INFORMATION
The following tables present the Company's operations based on reportable segments:

	For the three months ended June 30, 2023
	Canada	U.S.	International	Total
	$	$	$	$
Revenues	76,987	49,244	5,364	131,595
Operating income by segment	7,971	8,441	712	17,124
Head office general and administrative expenses				11,530
Business acquisition, integration and reorganization costs				1,105
Foreign exchange loss (gain)				(128)
Operating income before depreciation and amortization				4,617
Depreciation and amortization				8,492
Operating loss				(3,875)

	For the three months ended June 30, 2022
	Canada	U.S.	International	Total
	$	$	$	$
Revenues	78,557	44,265	3,942	126,764
Operating income by segment	7,157	5,519	370	13,046
Head office general and administrative expenses				7,909
Business acquisition, integration and reorganization costs				1,882
Foreign exchange loss (gain)				(164)
Operating income before depreciation and amortization				3,419
Depreciation and amortization				6,278
Operating loss				(2,859)

Alithya Group inc. – Interim Consolidated Financial Statements for the three months ended June 30, 2023 and 2022	| 15

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
11. SEGMENT INFORMATION (CONT’D)
Information about revenues
An analysis of the Company’s revenues from customers for each major service category is as follows:

	For the three months ended June 30, 2023
	Canada	U.S.	International	Total
	$	$	$	$
Consulting services - time and materials arrangements	66,468	29,017	4,402	99,887
Consulting services - fixed-fee arrangements	7,604	8,387	962	16,953
Subscription, software and other revenues	2,915	11,840	—	14,755
	76,987	49,244	5,364	131,595

	For the three months ended June 30, 2022
	Canada	U.S.	International	Total
	$	$	$	$
Consulting services - time and materials arrangements	65,561	28,437	3,903	97,901
Consulting services - fixed-fee arrangements	9,772	5,054	39	14,865
Subscription, software and other revenues	3,224	10,774	—	13,998
	78,557	44,265	3,942	126,764

Major customer
During the three months ended June 30, 2023, one client generated more than 10% of total revenues for $15,448,000 (June 30, 2022 - one client generated more than 10% of total revenues for $17,528,000). As at June 30, 2023, no customer represented more than 10% of total accounts receivable and other receivables (March 31, 2023 - one major customer amounted to $10,777,000 or 11.7%).
12. FINANCIAL INSTRUMENTS
Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s activities are financed through a combination of cash flows from operations, borrowings under existing Credit Facility, issuance of debt and issuance of equity instruments. In order to manage its exposure to liquidity risk, the Company’s primary goal is to maintain an optimal level of liquidity through an active management of assets and liabilities as well as cash flows. As at June 30, 2023, the Company has an unused capacity of $46,638,000 under its Credit Facility of $125,000,000, which expires on April 1, 2024. As at June 30, 2023, the carrying amount of the liabilities of the Company having a maturity of less than one year amount to $201,296,000, some of which bear interest as disclosed in Note 3.
The Company’s ability to meet the obligations associated with its financial liabilities that will require settlement in less than one year is contingent on its ability to maintain adequate credit facilities. The Company anticipates to renew the Credit Facility, in the normal course of business, in amounts which will be sufficient, and on acceptable terms and conditions, prior to its expiration on April 1, 2024. There is no assurance that the Company will be successful in renewing the Credit Facility and be able to meet the obligations associated with its financial liabilities that will require settlement in less than one year.

Alithya Group inc. – Interim Consolidated Financial Statements for the three months ended June 30, 2023 and 2022	| 16

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2023 AND 2022
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
12. FINANCIAL INSTRUMENTS (CONT’D)
Fair Value of Financial Instruments
Financial instruments recorded at fair value on the interim consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:
•Level 1 - Valuation based on quoted prices observed in active markets for identical assets or liabilities.
•Level 2 - Valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
•Level 3 - Valuation techniques with significant unobservable market inputs. A financial instrument is classified at the lowest level of the hierarchy for which a significant unobservable market input has been considered in measuring fair value.
The carrying amount of cash, accounts receivable and other receivables, other assets, accounts payable and accrued liabilities and long-term debt bearing interest at variable rates approximates fair value.
The Company has designated as an effective hedging instrument an interest rate swap for a nominal amount of $30,000,000 maturing on August 30, 2025 to fix the variability in interest rates on a designated portion of borrowings under its Credit Facility. Under the interest rate swap agreement, the Company pays interest based on a fixed rate of 3.97%, and receives interest based on the actual one-month BA/CDOR rate. The fair value of derivatives instruments is estimated by discounting expected cash flows using one month BA/CDOR forward rates (level 2). The fair market value of the interest rate swap agreement as at June 30, 2023 is not material.
The contingent consideration related to business combination is payable in U.S. dollars based on the achievement of growth in excess of the trailing twelve months gross margin for earn-out periods ending on July 1, 2023, 2024 and 2025 and is included in Level 3 of the fair value hierarchy. The fair value was determined at $6,886,000 (US$5,202,000) considering the expected earn-out payments, discounted to present value using a risk-adjusted discount rate of 5.8% as at June 30, 2023. There were no significant changes in the assumptions for the quarter ended June 30, 2023.
The fair value of the long-term debt bearing interest at fixed rates is estimated by discounting expected cash flows at rates that would be currently offered to the Company for debts of the same remaining maturities and conditions (Level 2). For both June 30, 2023 and March 31, 2023, the Company has determined that the fair value of the Credit Facility, the secured loans and the balances of purchase price payable are not significantly different than their carrying amount.
The following table summarizes the carrying amount of the financial liabilities included in the long-term debt and measured at amortized cost:

As at	June 30,	March 31,
	2023	2023
	$	$
Credit Facility	78,362	82,512
Secured loans	17,256	13,192
Subordinated unsecured loans (a)	20,000	20,000
Balances of purchase price payable	11,861	11,993
	127,479	127,697

(a) As at June 30, 2023, the fair value of the subordinated unsecured loans, bearing interest at fixed rates, was approximately $18,774,000 (March 31, 2023 - $19,038,000).

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